

Mail Stop 3561

May 29, 2009

By Facsimile and U.S. Mail

Mr. W. Ron Hinson
Principal Accounting Officer
The Southern Company
30 Ivan Allen Jr. Boulevard NW
Atlanta, GA 30308

> **Re:  The Southern Company**
> **Alabama Power Company**
> **Georgia Power Company**
> **Gulf Power Company**
> **Mississippi Power Company**
> **Southern Power Company**
> **Forms 10-K for the year ended December 31, 2008**
> **Filed February 29, 2009**
> **Forms 10-Q for the period ended March 31, 2009**
> **Filed May 7, 2009**
> **File Nos. 1-3526, 1-3164, 1-6468, 0-2429, 001-11229, and 333-98553**

Dear Mr. Hinson:

We reviewed your response letter dated May 13, 2009, to our comment letter dated April 16, 2009, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2008
Management's Discussion and Analysis of Financial Condition and Results…, page II-12
Key Performance Indicators, page II-12

Application of Critical Accounting Policies and Estimates, page II-39

1.      We note your response to comment 5 of our letter dated April 16, 2009.  The
        guidance in FR-72 states, "in deciding on the content of MD&A, companies
        should focus on material information and eliminate immaterial information that
        does not promote understanding of companies' financial condition, *liquidity and
        capital resources, changes in financial condition* and results of operations (both
        in the context of profit and loss and *cash flows*)."  We recognize that you operate
        within a regulatory framework; however this alone does not appear to be a
        pervasive argument for exclusion of critical accounting policies and estimates
        associated with your nuclear decommissioning and employee benefit obligations.
        In this regard, these obligations are extremely sensitive to numerous assumptions
        which could impact your financial position and liquidity.  In future filings, please
        revise to include critical accounting policies and sensitivity analysis with regard
        to these obligations.

Consolidated Statements of Cash Flows, page II-51

2.      We note your response to comment 9 of our letter dated April 16, 2009.  We
        understand there could be differences related to the settlement of an asset
        retirement obligation (ARO) and expenditures related to cost of removal (COR).
        However, you are accruing in rates both the ARO and COR liabilities and
        subsequent cash disbursements reduce these liabilities.  We do not concur
        payments related to COR are investing cash flows.  It appears disbursements for
        accrued COR are operating cash flows.  See paragraph 21 of SFAS no. 95.  Please
        revise in future filings.

1. Summary of Significant Accounting Policies, page II-57
Regulatory Assets and Liabilities, page II58

3.      We note your response to comment 10 of our letter dated April 16, 2009.  The
        notes to the table provide the recovery periods for *selected* regulatory assets;
        however it appears footnote (d) does not indicate the recovery or refund periods
        for these particular assets or liabilities.  Tell us and disclose the recovery/refund
        period related to the *footnote (d)* regulatory assets and liabilities.

4.      We note your response to comment 13 of our letter dated April 16, 2009.  Please
        confirm for us that you have regulatory approval to *earn a return* on your
        underfunded retiree benefit plan asset.  If not, please disclose the asset is not
        earning a return.  See paragraph 20 of SFAS no. 71.

2. Retirement Benefits, page II-67

5.      We note your response to comment 20 of our letter dated April 16, 2009.  Please
        explain how you concluded your estimated long-term rate of return on the pension
        plan assets is consistent with the requirements of paragraph 45 of SFAS no. 87.
        In this regard, paragraph 45 of Statement no. 87 specifically indicates appropriate
        consideration should be given to the returns being earned by the plan assets.
        Please summarize for us by asset class your actual long term returns.
        Furthermore, please summarize for us any changes identified internally with
        respect to expected future investment returns for your asset categories.  We may
        have further comment.

Form 10-Q for the period ended March 31, 2009

Notes to the Condensed Financial Statements, page 116
(A) Introduction, page 116

6.      We note that the preferred and preference stock of Georgia Power appear to be
        two different classes of preferred stock. As such, they should be separately
        presented on the face of the balance sheet of Georgia Power pursuant to Rule 5-
        02.29 of Regulation S-X.

7.      We also note that the preferred stock of Alabama Power and Mississippi Power is
        considered redeemable outside your control that they are classified outside
        permanent equity in accordance with EITF D-98.  In that regard, please address
        the following comments and advise us.

    •   Please re-label the preferred stock of Alabama Power and Mississippi Power as
        "Redeemable Preferred Stock" to properly reflect their classification outside
        permanent equity on the face of their balance sheets.

    •   Refer to Alabama Power's balance sheet on page 33. We note you combined the
        preferred and preference stock into one line item on the face of the balance sheet.
        Please separately present them on the face of the balance sheet as the preferred
        stock is redeemable and the preference stock is non-redeemable. Refer to Rule 5-
        02.28 and .29 of Regulation S-X.

Please respond to the above comments within 10 business days or tell us when you will provide us with a response.  Please submit your correspondence over EDGAR.  You may contact Robert Babula, Staff Accountant, at (202) 551-3339, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3377 with any other questions.

Sincerely,


Andrew Mew
Accounting Branch Chief